# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DATA I/O CORP, CIK 0000351998
CUSIP: 237690102
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 6645 185TH AVE NE, SUITE 100, REDMOND, Washington (WA), 98052
Date of event which requires filing of this statement: 05/22/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-24-000057
Filed by CIK 0001688522

## Reporting persons
- Philotimo Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 487,127; sole dispositive power 0; shared dispositive power 487,127; aggregate amount beneficially owned 487,127 (5.3% of the class)
- Philotimo Focused Growth & Income Fund: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 327,401; sole dispositive power 0; shared dispositive power 327,401; aggregate amount beneficially owned 327,401 (3.5% of the class)
- Kanen Wealth Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 819,528; sole dispositive power 0; shared dispositive power 819,528; aggregate amount beneficially owned 819,528 (8.9% of the class)
- Kanen David: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 19,893; shared voting power 819,528; sole dispositive power 19,893; shared dispositive power 819,528; aggregate amount beneficially owned 839,421 (9.1% of the class)

## Item 1. Issuer
Name of issuer: DATA I/O CORP
Address of issuer's principal executive offices: 6645 185th Ave. N.E., Suite 100, Redmond, Washington 98052

## Item 2. Person Filing
Name of person filing:
This statement is filed by Philotimo Fund LP, a Delaware limited partnership ("Philotimo"), Philotimo Focused Growth & Income Fund, a series of World Funds Trust, a Delaware statutory trust ("PHLOX"), Kanen Wealth Management, LLC, a Florida limited liability company ("KWM"), and David L. Kanen. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

KWM is the general partner of Philotimo and the investment manager of PHLOX and certain separately managed accounts (the "Managed Accounts"). Mr. Kanen serves as the managing member of KWM. By virtue of these relationships, KWM and Mr. Kanen may be deemed to beneficially own the shares of Common Stock, no par value per share (the "Shares"), of Data I/O Corporation (the "Issuer"), owned by each of Philotimo, PHLOX and the Managed Accounts.
Address of principal business office or, if none, residence: The principal business address of each of Philotimo, PHLOX, KWM and Mr. Kanen is 6810 Lyons Technology Circle, Suite 160, Coconut Creek, Florida 33073.
Citizenship: Philotimo is organized under the laws of the State of Delaware. PHLOX is a series of World Funds Trust, a statutory trust organized under the laws of the State of Delaware. KWM is organized under the laws of the State of Florida. Mr. Kanen is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on May 22, 2025:

(i) Philotimo beneficially owned 487,127 Shares;

(ii) PHLOX beneficially owned 327,401 Shares;

(iii) KWM beneficially owned 819,528 Shares, consisting of (a) the 487,127 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (b) the 327,401 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX, and (c) the 5,000 Shares held in the Managed Accounts, which KWM may be deemed to beneficially own as the investment manager of the Managed Accounts; and

(iv) Mr. Kanen beneficially owned 839,421 Shares, consisting of (a) the 19,893 Shares owned directly by Mr. Kanen, (b) the 487,127 Shares owned directly by Philotimo, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM, (c) the 327,401 Shares owned directly by PHLOX, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM, and (d) the 5,000 Shares held in the Managed Accounts, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM.

Each Reporting Person is a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 839,421 Shares beneficially owned in the aggregate by all the Reporting Persons, constituting approximately 9.1% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Percent of class:
The aggregate percentage of the Shares reported owned by each person named herein is based upon 9,239,731 Shares outstanding as of April 30, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2025.

As of the close of business on May 22, 2025:

(i) Philotimo beneficially owned approximately 5.3% of the outstanding Shares;

(ii) PHLOX beneficially owned approximately 3.5% of the outstanding Shares;

(iii) KWM beneficially owned approximately 8.9% of the outstanding Shares; and

(iv) Mr. Kanen beneficially owned approximately 9.1% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on January 5, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Philotimo Fund, LP: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its general partner (05/22/2025)
- Philotimo Focused Growth & Income Fund: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its investment manager (05/22/2025)
- Kanen Wealth Management LLC: /s/ David L. Kanen, David L. Kanen, Managing Member (05/22/2025)
- Kanen David: /s/ David L. Kanen, David L. Kanen (05/22/2025)